UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

At the extraordinary general meeting (the “EGM”) of shareholders of Jin Medical International Ltd. (the “Company”) held at 9.30 a.m. Beijing Time on January 30, 2024 (January 29, 2024, at 8.30 p.m., Eastern Time), the Company’s shareholders voted on the matters described below. Shareholders holding 6,234,204 ordinary shares of the Company were present in person or by proxy at the EGM, representing approximately 79.65% of the total 7,827,355 outstanding ordinary shares as of the record date of January 12, 2024, and therefore the Company has met the quorum requirement for its EGM, which is more than one-third of the shares outstanding and entitled to vote at the EGM as of the record date.

1.	The Company’s shareholders voted to approve to by way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
6,234,204	118	0

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: February 1, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

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